Response to Item 77Q1 - Exhibits

Eaton Vance California Municipal Bond Fund

The Fund adopted an amendment to the
Declaration of Trust and By-Laws during the period. A form of each document is filed herewith. The only difference between the Fund's Amendment to the Declaration of Trust and By-Laws and the forms thereof filed herewith is that the name appears in the place of [NAME OF FUND] and the date of the Declaration of Trust appears as [DATE] throughout the documents.